SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH June 20, 2007

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investors Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇ;ÕES S.A.
Publicly traded Company	Publicly traded Company
Corporate Taxpayer Registration CNPJ/MF:	Corporate Taxpayer Registration CNPJ/MF:
76.535.764/0001-43	02.570.688/0001-70
Board of Trade 53 3 0000622-9	Board of Trade 53 3 0000581- 8

Brasil Telecom meets requirements of Sarbanes-Oxley Act

Brasília, June 20, 2007 - Brasil Telecom Participações S.A. (NYSE: BRP; BOVESPA: BRTP3/BRTP4) and Brasil Telecom S.A. (NYSE: BTM; BOVESPA: BRTO3/BRTO4) (“Brasil Telecom” or “Company”) inform that they have successfully concluded the requirements of the Sarbanes-Oxley Act (“SOx”) section 404, regarding the internal controls over the consolidated accounting statements for the fiscal year ending December 31, 2006.

SOx, a U.S. law published in June 2002 to protect shareholders of publicly-held companies with shares traded in the New York Stock Exchange against accounting fraud risks, requires the improvement of the structure of the companies internal controls and processes and achieve a greater transparency in their activities. The section 404 requires an annual evaluation of controls and internal procedures for the distribution of financial reports and, in addition, it requires that the independent auditors attest to management assertions related to the effectiveness of internal controls and procedures for preparing and distributing financial reports.

Regarding the certification, Brasil Telecom has been working since the actual management arrived, in the end of 2005. The first step was the creation of Corporate Governance Office whose, besides the fulfillment of good corporate governance practices, like the Ethics Code and the Hot line, has strengthened the relationship with all the Company’s departments, which have worked together to obtain the certification.

Now Brasil Telecom is part of a select group of companies that have a standard of world-wide corporative management. The certification is the recognition of months of all Company’s department hard work and also a challenge that renews each year. One time more, Brasil Telecom confirms that is a transparent Company and has controls that guarantee the reliability of the information.

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2007

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.